Contact

www.linkedin.com/in/loisli
(LinkedIn)

Top Skills

Start-ups
Entrepreneurship
Renewable Energy

Languages

Chinese (Mandarin & Cantonese)
English

Certifications

Financial Valuation and Analysis
New York Licensed Attorney
Solicitor & Barrister | Lawyer
Michigan Licensed Attorney
Registered Nurse

Lois (Nuo Jia) Li

Attorney | RN - Harvard Educated - Specializing in Corporate, Securities, Contracts, Cryptocurrency, M&A and Healthcare Law
New York

Summary

Experienced bilingual attorney with a demonstrated history of working in securities, technology, healthcare, manufacturing, and financial industries. Skilled in Multinational Establishment and Operations (US, China, Canada), Tax Strategy, Negotiation, and Business Planning. Strong operations professional with a Dual US - Canada Juris Doctor (J.D.) focused in Law from University of Detroit Mercy School of Law and University of Windsor.

Experience

Alpine Law PLLC

Managing Attorney
January 2017 - Present (5 years 5 months)
US (California, New York, MI, HI) & China (Shanghai, Nanjing) & Canada (ON, AL)

Core practice areas: Securities, International Business, Tax, Commercial and Contracts, Healthcare law, Labor & Employment law, Technology and Intellectual Property Law, and Finance law; Experienced with multinational start-ups

With years of experience in assisting clients with legal services and business operations, I have served as both an outside and an in-house counsel. I have worked with businesses at various stages, from startup, to small businesses, to international corporations. With a strong understanding of core business and the ability to translate business needs into legal requirements, I have helped many companies with equity financing, IP protection, to establish policies and procedures, and to draft and negotiate transnational contracts.

As an attorney licensed in two countries and bilingual in English and Chinese, I am experienced in international establishment and expansion of business and strategic planning in US, China, and Canada.

StoneShell Medical Corp.

4 years 8 months

General Counsel & VP of Legal
November 2014 - August 2017 (2 years 10 months)
Michigan, US & Ontario, Canada

• Oversaw corporate governance and governmental regulatory compliance
• Established infrastructure for management of contracts
• Drafted and negotiated procurement and vendor contracts
• Negotiated corporate merger and acquisition contract
• Engaged Canadian and US Medical Funding Programs and Governmental Relations

Director of Operations and Legal
January 2013 - November 2014 (1 year 11 months)
Ontario, Canada

• Directed strategic and functional operations of medical supply sales, maintenance and servicing
• Initiated, negotiated and implemented procurement and service contracts, and employment contracts
• Multi Year strategic planning for expansion plans and financial forecasting
• Established quality control policies; Managed logistics and warehousing
• Maintained Provider and Supplier Relations

35th District Court
Judicial Intern
October 2011 - September 2012 (1 year)
Plymouth, Michigan

Interned under Honorable Judge Michael Gerou.
Researched on civil and criminal procedures, and internal court matters.
Provided summaries and recommendations to judge on general complaints and motions

Education

Harvard Business School
Financial Valuation and Analysis · (2021 - 2021)

University of Detroit Mercy School of Law
Juris Doctor (J.D.), Law · (2011 - 2014)

University of Windsor Law

Juris Doctor (J.D.), Law · (2011 - 2014)

University of Windsor

Bachelor of Science in Nursing, Registered Nurse · (2006 - 2010)